Exhibit 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Fourth Quarter Earnings
Company Generates $0.18 in Q4 From Continuing Operations vs. $0.06 in Q4 2008
—Highlights—
•	Q4 Orders up 13% sequentially over Q3 2009

•	Overhead Costs Reduced $11 Million versus Q4 2008

•	Double-Digit Q4 Operating Margins for Safety & Security and Fire Rescue Groups

•	Net Debt Reduced $37 Million in the Quarter

•	$160 Million of Global Liquidity Available at year-end
Oak Brook, Ill., February 23, 2010 — Federal Signal Corporation (NYSE: FSS) reported income from continuing operations of $9.0 million, or $0.18 per share, for the fourth quarter of 2009 on revenue of $206 million. For the same period of 2008, the Company earned $3.0 million from continuing operations, or $0.06 per share, on revenue of $232 million. The year-over-year fourth quarter income improvement was due to a record profit quarter for the Fire Rescue Group, significantly lower overhead costs and 2008 Q4 EPS being impacted by $0.08 from a charge related to a China joint venture.
For the full year, the Company reported earnings per share from continuing operations of $0.36 on net sales of $753 million after restating prior quarters for the discontinuation of the Pauluhn business divested in the fourth quarter. In 2008, earnings per share from continuing operations totaled $0.57 per share on net sales of $879 million. The year-over-year reduction in income from continuing operations was due to lower sales volumes offset in part by lower overhead costs, lower interest expense and higher profits in the Fire Rescue Group (Bronto).
The Company recorded net income including discontinued operations of $22.7 million in the fourth quarter of 2009, compared to net loss of $(11.2) million in the prior year period with the difference coming primarily from a gain on the sale of the Pauluhn business. For the full year, net income including discontinued operations was $23.1 million compared to a net loss of $(95.0) in 2008 due to the divestitures of the E-ONE and remaining Tool group businesses in that year.
Operating cash flow from continuing operations for the full year of 2009 totaled $58.3 million, a $65.7 million improvement versus the prior year, primarily due to improved working capital management and lower pension contributions. The Company had $160 million of global liquidity at the end of the quarter.
William H. Osborne, president and chief executive officer, stated, “The Company delivered strong results in the quarter, as our operations delivered a 14% increase in operating income. We continued to reduce our overhead costs and generate strong cash flow, as we have all year. Our Safety and Security Group and Bronto, our Fire Rescue business, both generated strong double-digit operating margins, with Bronto achieving a record profit quarter.”

Mr. Osborne continued, “As we began 2009, it was clear that cost reduction and cash flow had to be top priorities. Our management team delivered a $30 million reduction in overhead cost for the year and a huge improvement in operating cash flow, both of which reflect the team’s dedication to delivering results in any economic environment. Our goal is to translate these efficiencies into even higher margins as our revenue trend recovers. We saw continued improvement in our sequential order pattern with Q4 orders rising 13% above those generated in Q3. The cost actions we enacted during the year, combined with our market leading positions have the company well positioned to profit in 2010 and beyond.”
GROUP RESULTS
Safety and Security Systems
Fourth Quarter:
•	Orders were up 8% versus Q3, but down 10%, or $7.6 million, from 2008 to $72.3 million.

•	Strong order growth (40%+) versus 2008 for PIPS Automated License Plate Recognition (ALPR) cameras and a double-digit increase in orders for the parking business were more than offset by lower orders vs. 2008 in municipal markets in the U.S. and Europe.

•	Net sales declined 12%, or $10.2 million, vs. 2008 to $78.6 million in the fourth quarter. Revenue growth for PIPS and favorable currency effects of $1.4 million partially offset lower sales volumes in the other SSG businesses.

•	Q4 operating margin was 11.2% versus 13.1% in Q4 2008. Operating income declined to $8.8 million from $11.6 million due to lower sales volumes in the quarter, which were partially offset by lower SG&A costs. Q4 2009 operating income included $1.1 million of restructuring costs.
Full Year:
•	Orders declined 19% to $277.7 million from softness in most markets as a result of the global economic recession. However, orders in the domestic ALPR market increased for the year. Industrial markets were affected by a weak oil and gas market and municipal spending was slow due to lower tax receipts. International orders declined 23% primarily in the vehicular lighting and siren markets.

•	Net sales decreased 15% to $292.7 million in 2009 with decreases across all businesses except domestic ALPR cameras and warning systems.

•	Operating income for 2009 declined 22% to $27.5 million primarily due to lower sales volumes. Partially offsetting the lower revenue, operating expenses fell $15.3 million below the prior year driven by cost management initiatives implemented in 2009 and the absence of a $5.3 million charge in 2008 to settle a dispute and write off assets associated with a parking system contract.
Fire Rescue
Fourth Quarter:
•	Orders were up 6% to $28.4 million over the prior year primarily as a result of favorable currency.

•	Net sales increased 11% to $58.6 million resulting in a record quarter. A large order backlog and recent plant expansion enabled strong shipments during the fourth quarter.

•	Operating income was up 66% to $9.6 million in the fourth quarter as a result of the higher sales volumes and efficiencies and process improvements from the plant expansion. Operating margin of 16.4% was up 5.5 ppts over the prior year.
Full Year:
•	Orders were down 40% or $65.7 million from the prior year as a result of the global recession with weakness in all products and all regions.

•	Net sales increased 10% to $160.0 million. A high backlog at the end of 2008 and a recent plant expansion enabled strong shipment levels over the year.

•	Operating income of $19.2 million, nearly double the operating income of $10.4 million in 2008, was the result of strong sales volumes throughout the year and efficiencies and process improvements from the plant expansion. Operating margin of 12.0% was up 4.9 ppts over the prior year.
Environmental Solutions
Fourth Quarter:
•	Orders increased 21% versus Q3, but declined 16% from the fourth quarter of 2008 largely as a result of weak municipal and industrial demand for sewer cleaners and industrial vacuum trucks, partially offset by an increase in demand for municipal sweepers and international orders.

•	Net sales of $69.1 million were down 23% from the prior year primarily as a result of lower sales for sewer cleaners and vacuum trucks.

•	Operating income of $3.0 million was down $2.2 million from 2008 primarily due to lower shipments which were partially offset by an 18% reduction in SG&A costs.
Full Year:
•	Orders declined 26% to $265.4 million in 2009 as a result of the global recession and reduced municipal and industrial spending. U.S. orders declined 30% driven primarily by reductions in sewer cleaning and industrial vacuum trucks and to a lesser extent water blasters and sweepers.

•	Net sales decreased 23% from 2008 mainly on lower volumes in sewer cleaning and industrial vacuum trucks of $61.3 million and to a smaller extent street sweepers and waterblasters.

•	SG&A costs were reduced $10.5 million versus 2008.

•	Operating income was $14.9 million for 2009, a reduction of $20.0 million as a result of lower sales volumes.
OTHER
Fourth Quarter:
•	Fourth quarter corporate expenses totaled $7.6 million, a reduction of $2.9 million from 2008 primarily from lower overall legal costs related to the hearing loss litigation.

•	Interest expense was essentially flat from 2008.

•	The effective tax rate on income from continuing operations was 26.3%.
Full Year:
•	Full year corporate expenses totaled $28.6 million, compared to $30.7 million in 2008. The $2.1 million reduction is primarily due to lower legal costs from the hearing loss litigation and the absence of 2008 restructuring costs partially offset by 2009 proxy costs.

•	Interest expense was down $3.9 million in 2009 largely due to lower average borrowings from a reduction in net debt of $65.0 million from strong working capital management and proceeds from the sale of discontinued businesses, including the sale of Ravo and Pauluhn.

•	The effective tax rate on income from continuing operations was 20.6%.
CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Tuesday, February 23, 2010 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Environmental Solutions and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: William Barker, +1.630.954.2000, wbarker@federalsignal.com
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CONSOLIDATED STATEMENTS OF OPERATIONS

	QTR	QTR	YTD	YTD
Quarter Dec 31:	December 31	December 31	December 31	December 31
($ in millions, except per share data)	2009	2008	2009	2008

Net Sales	$206.3	$231.9	$752.5	$879.0
Cost of sales	(151.9)	(167.3)	(558.9)	(643.6)
Operating expenses	(39.5)	(49.8)	(159.1)	(182.9)
Restructuring charges	(1.1)	(2.7)	(1.5)	(2.7)

Operating income	13.8	12.1	33.0	49.8
Interest expense	(2.7)	(2.6)	(11.4)	(15.3)
Gain (Loss) on investment in joint venture			1.2	(13.0)
Other (expense) income	1.0	(11.9)	(0.5)	(0.8)

(Loss) income before income taxes	12.1	(2.4)	22.3	20.7
Income tax benefit (expense)	(3.1)	5.4	(4.6)	6.5

Income from continuing operations	9.0	3.0	17.7	27.2
(Loss) gain from discontinued operations and disposal, net of tax	13.7	(14.2)	5.4	(122.2)

Net (loss) income	$22.7	$(11.2)	$23.1	$(95.0)

Gross margin	26.4%	27.9%	25.7%	26.8%
Operating margin	6.7%	5.2%	4.4%	5.7%
Effective tax rate	26.3%	(225.0%)	20.6%	(31.4%)

Diluted earnings per share:
Earnings from continuing operations	$0.18	$0.06	$0.36	$0.57

Earnings (loss) from discontinued operations and disposal, net of taxes	0.28	(0.29)	0.11	(2.56)

(Loss) earnings per share	$0.46	$(0.23)	$0.47	$(1.99)

Average common shares outstanding	48.9	47.6	48.6	47.7

	QTR	QTR	YTD	YTD
Group results:	December 31	December 31	December 31	December 31
($ in millions)	2009	2008	2009	2008

Safety and Security Systems Group:
Orders	$72.3	$79.9	$277.7	$341.3
Net Sales	78.6	88.8	292.7	345.9
Operating Income	8.8	11.6	27.5	35.2
Operating Margin	11.2%	13.1%	9.4%	10.2%
Backlog			$33.2	$48.2

Fire Rescue Group:
Orders	$28.4	$26.7	$96.6	$162.3
Net Sales	58.6	53.0	160.0	145.5
Operating Income	9.6	5.8	19.2	10.4
Operating Margin	16.4%	10.9%	12.0%	7.1%
Backlog			$73.8	$143.8

Environmental Solutions Group:
Orders	$73.5	$87.0	$265.4	$357.3
Net Sales	69.1	90.1	299.8	387.6
Operating Income	3.0	5.2	14.9	34.9
Operating Margin	4.3%	5.8%	5.0%	9.0%
Backlog			$63.5	$98.2

Corporate operating expenses	$(7.6)	$(10.5)	$(28.6)	$(30.7)

Total Operating Income	$13.8	$12.1	$33.0	$49.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
($ in millions)	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$21.1	$23.4
Short term investments		10.0
Accounts receivable, net of allowances for doubtful accounts of $2.5 million and $2.0 million, respectively	120.2	136.1
Inventories	112.1	131.6
Other current assets	26.0	21.0

Total current assets	279.4	322.1
Properties and equipment, net	65.5	62.5
Other assets
Goodwill	319.6	303.6
Intangible assets, net of accumulated amortization	52.7	47.8
Deferred tax asset	17.5	31.2
Deferred charges and other assets	1.7	4.5

Total assets of continuing operations	736.4	771.7
Assets of discontinued operations, net	8.5	67.3

Total assets	$744.9	$839.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$—	$12.6
Current portion of long-term borrowings	41.9	25.1
Accounts payable	45.2	47.5
Accrued Liabilities
Compensation and withholding taxes	20.8	23.3
Customer deposits	10.4	17.4
Other	48.1	48.2

Total current liabilities	166.4	174.1
Long-term borrowings	159.7	241.2

	December 31	December 31
($ in millions)	2009	2008

Long-term pension and other postretirement benefit liabilities	39.6	58.0
Deferred gain	24.2	26.2
Other long-term liabilities	12.2	13.3

Total liabilities of continuing operations	402.1	512.8
Liabilities of discontinued operations	14.1	39.1

Total liabilities	416.2	551.9
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.6 million and 49.3 million shares issued, respectively	49.6	49.3
Capital in excess of par value	93.8	106.4
Retained earnings	240.4	229.0
Treasury stock, 0.8 and 1.9 million shares, respectively, at cost	(15.8)	(36.1)
Accumulated other comprehensive (loss) income:
Foreign currency translation, net	8.5	(4.1)
Net derivative loss, cash flow hedges, net	(0.7)	(0.9)
Unrecognized pension and postretirement losses, net	(47.1)	(56.5)

Total accumulated other comprehensive (loss)	(39.3)	(61.5)

Total shareholders’ equity	328.7	287.1

Total liabilities and shareholders’ equity	$744.9	$839.0

Supplemental data:
Debt	$201.6	$278.9

Debt-to-capitalization ratio:	0.38	0.49
Net Debt/Cap Ratio	0.35	0.46
Net Debt/Cap Ratio = debt-to-capitalization ratio, net of cash

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2009	2008	2007
	($ in millions)

Operating activities
Net income (loss)	$23.1	$(95.0)	$54.7
Adjustments to reconcile net (loss) income to net cash provided by operating activities
(Gain) loss on discontinued operations and disposal	(5.4)	122.2	(19.6)
(Gain) loss on joint venture	(1.2)	13.0	3.3
Depreciation and amortization	15.3	14.9	13.3
Stock option and award compensation expense	3.1	2.9	3.5
Provision for doubtful accounts	0.9	7.1	0.6
Deferred income taxes	3.6	(14.4)	6.2
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies
Accounts receivable	17.4	(14.2)	(0.9)
Inventories	20.9	(18.6)	(19.6)
Other current assets	(0.7)	1.9	(1.3)
Accounts payable	(3.1)	(10.4)	1.6
Customer deposits	(7.4)	—	3.6
Accrued liabilities	(5.9)	(1.9)	0.3
Income taxes	2.0	(7.9)	(3.5)
Pension contributions	(1.0)	(11.5)	(6.7)
Other	(3.3)	4.5	(1.0)

Net cash (used for) provided by continuing operating activities	58.3	(7.4)	34.5
Net cash provided by discontinued operating activities	4.1	131.1	30.9

Net cash provided by operating activities	62.4	123.7	65.4

Investing activities
Purchases of properties and equipment	(14.6)	(28.0)	(19.5)
Proceeds from sale of properties and equipment	4.0	38.0	0.6
Payments for acquisitions, net of cash acquired	(13.5)	—	(147.5)
Other, net	10.0	(10.1)	(1.7)

Net cash used for continuing investing activities	(14.1)	(0.1)	(168.1)
Net cash provided by (used for) discontinued investing activities	45.1	54.7	61.5

Net cash provided by (used for) investing activities	31.0	54.6	(106.6)

Financing activities
(Reduction) increase in short-term borrowings, net	(12.6)	0.6	(28.3)
Proceeds from issuance of long-term borrowings	12.5	148.8	230.1
Repayment of long-term borrowings	(77.6)	(169.5)	(142.2)
Purchases of treasury stock	—	(6.0)	—

	For the Years Ended
	December 31,
	2009	2008	2007
	($ in millions)
Cash dividends paid to shareholders	(11.7)	(11.5)	(11.5)
Other, net	0.2	0.2	0.4

Net cash (used for) provided by continuing financing activities	(89.2)	(37.4)	48.5
Net cash used for discontinued financing activities	(7.3)	(129.3)	(11.7)

Net cash (used for) provided by financing activities	(96.5)	(166.7)	36.8

Effects of foreign exchange rate changes on cash	0.8	(0.7)	1.1
(Decrease) increase in cash and cash equivalents	(2.3)	10.9	(3.3)
Cash and cash equivalents at beginning of year	23.4	12.5	15.8

Cash and cash equivalents at end of year	$21.1	$23.4	$12.5